UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2025

Commission File Number: 001-39258

BTC Digital Ltd.

61 Robinson Road Level 6 & 7

#738, Singapore 068893

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒      Form 40-F ☐

On December 17, 2025, BTC Digital Ltd. (the “Company”) entered into an equity transfer agreement to purchase additional equity interests in a joint venture it established with four individuals in 2022 (the “Equity Transfer Agreement”). A copy of the English translation of the Equity Transfer Agreement is furnished as part of this report and is qualified in its entirety by reference to the full text of such exhibit.

EXHIBIT INDEX

Exhibit No.	Description
99.1†	English Translation of the Equity Transfer Agreement dated December 17, 2025

†	Portions of this exhibit (indicated by asterisks) have been omitted in accordance with Item 601(b)(10)(iv) of Regulation S-K. If requested by the Commission or its staff, the registrant will promptly provide on a supplemental basis an unredacted copy of the exhibit and its materiality and privacy or confidentiality analyses.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BTC Digital Ltd.

Date: December 19, 2025	By:	/s/ Siguang Peng
	Name:	Siguang Peng
	Title:	Chief Executive Officer

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